UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of Nov 2015

Commission File Number: 000-52145

BIT-X FINANCIAL CORP

(Translation of registrant's name into English)

838 West Hastings Street, Suite 300
Vancouver, BC V6C-0A6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

Exhibits

PRESS RELEASE:

BITX FINANCIAL CORP CHANGES NAME TO DIGATRADE FINANCIAL CORP

For Immediate Release

Vancouver, British Columbia – October 29, 2015 – BITX FINANCIAL CORP (OTCQB: BITXF) today announced that effective October 27, 2015 the Company filed a Notice of Alteration with the British Columbia Corporate Registry and changed its corporate name from BitX Financial Corp to Digatrade Financial Corp. The name change is an effort to maintain an original and consistent brand across all verticals including the public company (BITXF) and the digital currency exchange (DIGATRADE). The company is preparing a digital marketing initiative to drive online traffic to the platform and increase the customer base as well provide updates regarding our continued migration from the https://coinmkt.com platform.

The name change is subject to regulatory approval and further information regarding the new trading symbol and effective date will be made available when it has be approved by FINRA.

Bit-X Financial Corp and its 100% owned Digital Currency Exchange, DIGATRADE™ (https://digatrade.com/) is a global trading platform that offers a unique single order-book (Powered by ANX Technologies) that instantly blends and processes all major supported currencies and order matching in real-time. ‘We are very pleased to launch global payments and transactions, instant USD deposits and bitcoin buying stated Brad Moynes, CEO.

CORPORATE CONTACT INFORMATION:

Bit-X Financial Corp

838 West Hastings Street, Suite 300

Vancouver, BC V6C-0A6

Canada

Tel: +1(604) 200-0071

Fax: +1(604) 200-0072

www.bitxfin.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit-X Financial Corp
(Registrant)

Date: November 4, 2015	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	CEO